Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in the Registration Statement on Form S-3 and related Prospectus of IO Biotech, Inc. for the registration of Common Stock; Preferred Stock; Warrants; Debt Securities; Rights to Purchase Common Stock, Preferred Stock, Debt Securities, or Units; and Units and to the incorporation therein of our report dated March 31, 2022 with respect to the consolidated financial statements of IO Biotech, Inc. included in its annual report (Form 10-K) for the year ended December 31, 2021, filed with the Securities and Exchange Commission.

/s/ EY Godkendt Revisionspartnerselskab

Copenhagen, Denmark

February 3, 2023